Exhibit (a)(2)(A)

August 23, 2010

Dear Stockholder:

On behalf of the board of directors of 3PAR Inc., I am pleased to inform you that on August 15, 2010, 3PAR agreed to be acquired by Dell Trinity Holdings Corp., a Delaware Corporation and wholly-owned subsidiary of Dell Inc. pursuant to the terms of an Agreement and Plan of Merger by and among 3PAR, Dell Trinity Holdings Corp. and Dell. Dell Trinity Holdings Corp. has today commenced a tender offer to purchase all outstanding shares of common stock of 3PAR at a price of $18.00 per share, net to the seller in cash without interest, less certain applicable taxes.

After successful completion of the tender offer, Dell Trinity Holdings Corp. will be merged with 3PAR, and any 3PAR common stock not purchased in the tender offer will be converted into the right to receive an amount equal to $18.00 per share, net to the seller in cash without interest, less certain applicable taxes. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, September 20, 2010. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, the receipt of certain regulatory approvals and the tender in the offer of a number of shares of 3PAR common stock, which, when added to shares already owned by Dell and Dell Trinity Holdings Corp., represent a majority of the total number of outstanding shares of 3PAR common stock on a fully diluted basis (assuming the issuance of all shares that may be issued upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchange securities and similar rights that are then, or then scheduled to become, exercisable within 90 days of the expiration of the tender offer).

After careful consideration, including a thorough review of the terms of the tender offer with 3PAR’s legal and financial advisors, at a meeting held on August 15, 2010, the board of directors of 3PAR unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable and in the best interests of and are fair to 3PAR and 3PAR’s stockholders and (ii) approved and authorized the merger agreement and the transactions contemplated thereby, including the offer and the merger.

Accordingly, and for the other reasons described in more detail in the enclosed copy of 3PAR’s solicitation/recommendation statement, the board of directors unanimously recommends that 3PAR’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Dell Trinity Holdings Corp.’s Offer to Purchase, dated August 23, 2010, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

/s/ Kevin Fong
Kevin Fong
Chairman of the Board of Directors